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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                SCHEDULE 14D-9/A

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)


                       HOST MARRIOTT SERVICES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       HOST MARRIOTT SERVICES CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  440914-10-9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 JOE P. MARTIN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       HOST MARRIOTT SERVICES CORPORATION
                              6600 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 380-7000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                   Copies to:

         BRUCE E. ROSENBLUM, ESQ.                    SCOTT C. HERLIHY, ESQ.
             LATHAM & WATKINS                           LATHAM & WATKINS
1001 PENNSYLVANIA AVENUE, N.W., SUITE 1300 1001 PENNSYLVANIA AVENUE, N.W., SUITE 1300
       WASHINGTON, D.C. 20004-2505                WASHINGTON, D.C. 20004-2505
              (202) 637-2200                             (202) 637-2200

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ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.

     (b) As a Delaware corporation, the Company is subject to the provisions of
Section 203 of the DGCL ("Section 203"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined generally to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the corporation's board of directors approves such business combination or the transaction in which the interested stockholder becomes an interested stockholder prior to the time the interested stockholder becomes such. As described in the response to Item 3(b) above, the Merger Agreement provides that the Company and the Company Board, subject to its fiduciary duties, will have granted such approvals, if any, and will have taken such actions, if any, as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise will have acted to render inapplicable, eliminate or minimize the effects of Section 203 or any other similar statute as may be applicable to the transactions to be undertaken pursuant to the Merger Agreement. Article Fifteenth of the Company's Certificate of Incorporation imposes similar restrictions with respect to business combination transactions with an interested shareholder (as defined therein).

     In accordance with the Merger Agreement, Section 203 and Article Fifteenth of the Company's Certificate of Incorporation, at its meeting on July 22, the Board of Directors unanimously approved the Offer and the Merger and determined to make the restriction of Section 203 and Article Fifteenth inapplicable to the Offer and the Merger and the other transaction contemplated under the Merger Agreement.

     (c) In December, 1995, the Company's Board of Directors approved and adopted the Rights Agreement and declared a dividend of one right for each share outstanding at the close of business on December 29, 1995. On December 22, 1995, the Company and First Chicago Trust Company of New York, as Rights Agent, entered into the Rights Agreement.

     In connection with the execution and delivery of the Merger Agreement, the Company and the Rights Agent executed an amendment to the Rights Agreement effective July 26, 1999, pursuant to which Parent and its affiliates including Purchaser, are excluded from the definition of Acquiring Person for purposes of the Rights Agreement in connection with the acquisition of beneficial ownership of Shares pursuant to the Offer or the Merger, in each case in accordance with the terms of the Merger Agreement. In addition, the amendment provides that a Distribution Date (as defined therein) will not be deemed to have occurred solely as a result of the approval, execution or delivery of the Merger Agreement or the making or acceptance for payment of Shares pursuant to the Offer or the consummation of the Merger, in each case in accordance with the Merger.

     The foregoing summary of the Rights Agreement and the amendment thereto is qualified by reference to the complete texts of the Rights Agreement and amendment thereto, copies of which are filed as Exhibits 10 and 11 hereto, respectively, and incorporated by reference herein.

     (d) Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote of the Company's stockholders is required under the DGCL.


     (e) On August 9, 1999, Host Marriott Services Corporation received notification from the Premerger Notification Office of the Bureau of Competition of the Federal Trade Commission that early termination of the waiting period under the Scott-Hart-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Offer had been granted effective as of such date. The Offer is currently scheduled to expire at

12:00 p.m., midnight, New York City Time, on Thursday, August 26, 1999, unless the Offer is extended. The Offer remains subject to the condition that at least two-thirds of the total issued and outstanding shares (on a fully diluted basis) shall have been validly tendered and not withdrawn prior to the expiration of the Offer and to certain other customary conditions.


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                                    ANNEX A

                             DESIGNEE DIRECTORS OF
                              PARENT AND PURCHASER


     Purchaser has indicated to the Company that its initial Designees will include Mr. Paolo Prota Giurleo, Mr. Gianni Mion and Mr. Carmine Meoli. As of the date of this Information Statement, Purchaser has not determined who its other Designees, if any, will be. However, such other Designees will be selected from the following list of directors and executive officers of Parent along with the initial Designees upon the purchase by the Purchaser pursuant to the Offer of Shares representing not less than 66 2/3% of the outstanding shares of Common Stock of the Company on a fully diluted basis. The information contained herein concerning Parent and Purchaser and their respective directors and executive officers has been furnished by Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.


     Set forth in the table below are the name, age, principal occupation and business experience of each of the initial Designees and other persons who may be designated by the Purchaser as additional Designees.

                                                        PRESENT PRINCIPAL OCCUPATION OR
NAME                                              EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                                              -------------------------------------------
Gilberto Benetton.........................  Age 58; Director and Chairman of the Board of Directors
                                            of Parent since May 1997. Mr. Benetton has also served
                                            as the Chairman of the Board of Directors of Edizione
                                            Holding S.p.A. (holding company, Italy) since June 1987,
                                            the Chairman of the Board of Directors of Benetton Group
                                            S.p.A. (textiles, clothing, sporting equipment and
                                            accessories, Italy) since December 1985, and on the
                                            Board of the Directors of Gruppo G.S. S.p.A. (retail
                                            distribution, Italy) since December 1996. The current
                                            business address of Mr. Benetton is Benetton Group
                                            S.p.A., Villa Minelli, 31050 Ponzano, Veneto, Treviso,
                                            Italy.
Paolo Prota Giurleo.......................  Age 56; Director of Purchaser since July 1997. Director and Chief Executive Officer of Parent since March 1992.
                                            Mr. Prota is a graduate of the Cattolica University
                                            (Economics) in Milan, Italy and Insead in Fontainbleau,
                                            France. Mr. Prota served as Vice President of Parent and
                                            President of the Executive Committee of Parent from
                                            February 1987 to March 1992.
Alessandro Benetton.......................  Age 35; Director of Parent since August 1997. Mr.
                                            Benetton is a graduate of the University of Boston
                                            (Science) and Harvard (Business Administration). Mr.
                                            Benetton has also served on the Boards of Directors of
                                            Benetton Group S.p.A. (textiles, clothing, sporting
                                            equipment and accessories, Italy) since May 1988, Banca
                                            Nazionale del Lavoro (banking, Italy) since December
                                            1998, Roncadin S.p.A. (ice-cream and frozen food, Italy)
                                            since May 1999 and Grupo Picking Pack S.A. (office
                                            products and communication services, Spain) since May
                                            1999. In addition, Mr. Benetton has served on the Boards
                                            of Directors of, 21, Investimenti S.p.A. (investment
                                            banking, Italy) since February 1993 (as Managing
                                            Director), Edizione Holding S.p.A. (holding company,
                                            Italy) since June 1992, Societe Centrale pour
                                            L'Industrie (investment bank, France) since April 1998
                                            (and as President of the Supervisory Board since May
                                            1998). The current business address of Mr. Benetton is
                                            c/o 21, Investimenti S.p.A., Piazza Filodrammatici 3,
                                            31100, Treviso, Italy.

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
                                                        PRESENT PRINCIPAL OCCUPATION OR
NAME                                              EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                                              -------------------------------------------
Giorgio Brunetti..........................  Age 62; Director of Parent since January 1997. Mr.
                                            Brunetti is a graduate of Bocconi University in Milan,
                                            Italy. Mr. Brunetti is a Professor of Business
                                            Administration at Bocconi University. Mr. Brunetti has
                                            also served on the Board of Directors of Carraro S.p.A.
                                            (axles and transmissions, Italy) since June 1997. In
                                            addition, Mr. Brunetti served on the Boards of Directors
                                            of Societa' Finanziaria Meridionale S.p.A. (state
                                            holding company, Italy) from 1995 to 1996 and Gruppo
                                            G.S. S.p.A. (retail distribution, Italy) from 1995 to
                                            1997. The current business address of Mr. Brunetti is
                                            c/o Istituto di Economia, Aziendale, Via Isonzo 23,
                                            20100, Milan, Italy.
Antontio Bulgheroni.......................  Age 56; Director of Parent since August 1997. Mr.
                                            Bulgheroni has also served on the Boards of Directors of
                                            Lindt & Sprungli S.p.A. (chocolate manufacturing, Italy)
                                            since 1990 (as President), Ferro Tubi Lamiere Rossi
                                            S.p.A. (steel products, Italy) since 1990 (as
                                            President), Avionholding S.p.A. (charter flights, Italy)
                                            since 1991 (as President), Banca Popolare di Luino e di
                                            Varese (banking, Italy) since 1997 (as President),
                                            Caffarel S.p.A. (chocolate manufacturing, Italy) since
                                            1998 (as President), Banca Popolare Commercio e
                                            Industria (banking, Italy) since 1997 (as Vice
                                            President), Industria & Universita s.r.l. (law and
                                            business administration, Italy) since 1990,
                                            Pallacanestro Varese S.p.A. (Varese basketball team)
                                            since 1992, Societa Editrice la Prealpina s.r.l.
                                            (publishing, Italy) since 1995, Unione degli Industriali
                                            della Provincia di Varese (industry association, Italy)
                                            since 1995 and Comitato Tecnico Scuola Formazione e
                                            Ricerca di Confindustria (industry association, Italy)
                                            since 1996. Mr. Bulgheroni has also been employed by
                                            Lindt & Sprungli S.p.A. since 1974. Mr. Bulgheroni has
                                            also served in various capacities for Cattaneo
                                            University in Varese, Italy since 1993 (as President),
                                            LUISS University in Roma, Italy, since 1990 (as
                                            Director) and Iniziativa University in Varese, Italy
                                            since 1990. The current business address of Mr.
                                            Bulgheroni is Via Buccari, 33, I-21056, Induno Olona,
                                            Varese, Italy.

                                                        PRESENT PRINCIPAL OCCUPATION OR
NAME                                              EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                                              -------------------------------------------
Marco Desiderato..........................  Age 53; Director of Parent since April 1996. Mr.
                                            Desiderato has also served on the Boards of Directors of
                                            San Paolo Leasint S.p.A. (leasing, Italy) since April
                                            1989 (as Chairman), Leasint Servizi Integrati S.p.A.
                                            (leasing, Italy) since April 1997 (as Chairman), San
                                            Paolo Riscossioni Genova S.p.A. (tax collection agent,
                                            Italy) since April 1995 (as Chairman), FILSE S.p.A.
                                            (Italy) since April 1999 (as Chairman), BIC Liguria
                                            S.p.A. (regional development agent, Italy) since April
                                            1999 (as Chairman), Banca Italo Romena S.p.A. (banking,
                                            Italy) since April 1992 and Lertora & Partners Insurance
                                            Brokers S.r.l (insurance, Italy) since October 1997. In
                                            addition, Mr. Desiderato served on the Boards of
                                            Directors of Istituto Bancario San Paolo di Torino
                                            S.p.A. (banking, Italy) from January 1992 to April 1998,
                                            Efibanca S.p.A. (banking, Italy) from March 1992 to
                                            March 1998 and Mediocredito Ligure S.p.A. (banking,
                                            Italy) from February 1989 to January 1994. The current
                                            business address of Mr. Desiderato is c/o San Paolo
                                            Riscossioni Genova S.p.A., Via XII Ottobre, 1, 16121
                                            Genova, Italy.
Sergio P. Erede...........................  Age 59; Director of Parent since May 19, 1997. Mr. Erede is a graduate of the University of Milan (Jurisprudence)
                                            and Harvard Law School. Mr. Erede was the founder and
                                            Managing Partner of Erede & Associati, a law firm in
                                            Milan, Italy, from October 1969 until March 1999. Mr.
                                            Erede is currently a Senior Partner of Bonelli Erede
                                            Pappalardo, also a law firm in Milan. Mr. Erede is also
                                            a Vice Chairman of the Board of Directors of Marzotto
                                            S.p.A. (textiles and clothing, Italy) and Telecom Italia
                                            S.p.A. (telecommunications, Italy) and serves on the
                                            Board of Directors of Hugo Boss (clothing and
                                            accessories, Germany), Parmalat Finanziaria S.p.A.
                                            (dairy and food products, Italy), Editoriale L'Espresso
                                            S.p.A. (publishing, Italy), Interpump Group S.p.A.
                                            (water pumps and hydraulics, Italy), Manuli Rubber
                                            Industries S.p.A. (rubber tubing and related products,
                                            Italy), Carraro S.p.A. (axles and transmissions, Italy),
                                            Seat Pagine Gialle S.p.A. (telephone directories, Italy)
                                            and Olivetti S.p.A. (telecommunications and office
                                            products, Italy). The current business address of Mr.
                                            Erede is c/o Bonelli Erede Pappalardo, Via Serbelloni,
                                            12, 20122 Milan, Italy.

                                                        PRESENT PRINCIPAL OCCUPATION OR
NAME                                              EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                                              -------------------------------------------
Vito Alfonso Gamberale....................  Age 54; Director of Parent since April 1999. Mr.
                                            Gamberale is a graduate of the University of Roma. Mr.
                                            Gamberale is also a Vice President of 21, Investimenti
                                            S.p.A. (investment banking, Italy) since October 1998
                                            and an executive officer of Telecom Italia S.p.A.
                                            (telecommunications, Italy) since 1994. Mr. Gamberale
                                            also served on the Board of Directors of SIP S.p.A.
                                            (telecommunications, Italy) from April 1994 to July 1995
                                            (as Chairman), Telecom Italia Mobile S.p.A.
                                            (telecommunications, Italy) from July 1995 to April 1998
                                            (as Chief Executive Officer) and from April 1998 to July
                                            1998 (as Chairman) and Telecom Italia S.p.A.
                                            (telecommunications, Italy) from February 1998 to June
                                            1998 (as General Manager). The current business address
                                            of Mr. Gamberale is c/o Edizione Holding S.p.A.,
                                            Calmaggiore, 23, 31100 Treviso, Italy.
Gianni Mion...............................  Age 55; Director of Purchaser since July 1997. Director of Parent since January 1995. Mr. Mion is a graduate of
                                            the Venice University (Economics). Mr. Mion has also
                                            served on the Boards of Directors of Edizione Holding
                                            S.p.A. (holding company, Italy) since October 1986 (as
                                            Managing Director), Benetton Group S.p.A. (textiles,
                                            clothing, sporting equipment and accessories) since
                                            April 1993, Gruppo GS S.p.A. (retail distribution,
                                            Italy) since June 1999 (as Chairman) and Jolly Hotel
                                            S.p.A. (hotel management, Italy) since May 1997. The
                                            current business address of Mr. Mion is c/o Edizione
                                            Holding S.p.A., Calmaggiore, 23, 31100 Treviso, Italy.
Carmine Meoli.............................  Age 51; Director of Purchaser since July 1997. Chief
                                            Financial Officer of Parent since January 1997. Mr.
                                            Meoli is a graduate of the University of Rome (Political
                                            Science). From June 1995 to January 1997, Mr. Meoli was
                                            employed by Edizione Holding S.p.A. (investment company,
                                            Italy) as a Director of SME Research Services. Mr. Meoli
                                            also served on the Boards of Directors of NCA S.p.A.
                                            (ship building, Italy) from March 1994 to June 1995 (as
                                            President), and GEPI S.p.A. (investment company) from
                                            June 1992 to February 1994 (as Managing Director). Prior
                                            to June 1992, Mr. Meoli held various positions with GEPI
                                            S.p.A.
Eugenio Marco Airoldi.....................  Age 39; General Manager International Operations of
                                            Parent since April 1998. Mr. Airoldi is a graduate of
                                            Bocconi University. Mr. Airoldi was the Sales and
                                            Logistics Manager -- Motorway Division -- Italy of
                                            Parent from 1996 to 1997. Prior to his employment with
                                            Parent, Mr. Airoldi was a Manager with The Boston
                                            Consulting Group.

                                                        PRESENT PRINCIPAL OCCUPATION OR
NAME                                              EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
----                                              -------------------------------------------
Mario Aspesi..............................  Age 50; General Manager Italian Operations of Parent
                                            since July 1992. Mr. Aspesi is a graduate of Cattolica
                                            University in Milan, Italy. Prior to his employment with
                                            Parent, Mr. Aspesi was a General Manager of Gruppo GS
                                            S.p.A. (retail distribution, Italy).
Enrico Ceccato............................  Age 38; General Manager of Strategic Marketing and Quick
                                            Service Restaurant Business since June 1998. Mr. Ceccato
                                            is a graduate of the University of Padua (Political
                                            Science). Prior to his employment with Parent, Mr.
                                            Ceccato was the General Manager of Fila Sport S.p.A.
                                            (clothing, sporting equipment and accessories, Italy)
                                            from March 1997 to June 1998, Vice President of Killer
                                            Look S.p.A. (manufacturer of articles and accessories
                                            for extreme sports, Italy) from 1993 to March 1997.
Enrico Biraghi............................  Age 59; General Manager of New Business of Parent since
                                            May 1998. Mr. Biraghi has been continuously employed by
                                            Parent since February 1980.
Roberto Degli Esposti.....................  Age 35; Manager of Human Resources of Parent since March
                                            1998. Mr. Degli also acted as Human Resources
                                            Development Head from June 1997 to March 1998. Prior to
                                            his employment with Parent, Mr. Degli was employed by
                                            Towers Perrin (benefits and compensation consultants,
                                            Italy).
Carlo Santoiemma..........................  Age 32; Director of Autogrill Overseas S.A. since July
                                            1999. Mr. Santoiemma has been an employee of Societe
                                            Europeenne de Banque, Luxembourg in the Companies
                                            Department, Trustee Services since March 1996. Prior to
                                            March 1996, Mr. Santoiemma did not hold any corporate
                                            positions. The current business address of Mr.
                                            Santoiemma is c/o Societe Europeenne de Banque, 19-21,
                                            31, Boulevard du Prince Henri, L-1724, Luxembourg, The
                                            Grand Duchy of Luxembourg.
Luca Schinelli............................  Age 27; Director of Autogrill Overseas S.A. since July
                                            1999. Mr. Schinelli has been an employee of Societe
                                            Europeenne de Banque, Luxembourg in the Companies
                                            Department, Trustee Services since November 1996. Mr.
                                            Schinelli has also served on the Board of Directors of
                                            European Cosmetic Group S.A. (The Grand Duchy of
                                            Luxembourg), since November 1998. Prior to November
                                            1996, Mr. Schinelli did not hold any corporate
                                            positions. The current business address of Mr. Schinelli
                                            is c/o Societe Europeenne de Banque, 19-21, 31,
                                            Boulevard du Prince Henri, L-1724, Luxembourg, The Grand
                                            Duchy of Luxembourg.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HOST MARRIOTT SERVICES CORPORATION

                                          By: /s/ JOE P. MARTIN

                                          --------------------------------------
                                          Name: Joe P. Martin
                                          Title:  Senior Vice President, General
                                                  Counsel and
                                              Secretary
Dated: August 12, 1999